Exhibit (b)(8)

                              AMENDMENT TO BY-LAWS
                        SCUDDER INTERNATIONAL FUND, INC.

                                December 10, 2002
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                  RESOLVED, that Article III, Section 11 of the Fund's By-Laws shall be amended to read as follows:

                  Section 11. Treasurer and Assistant Treasurer. The Treasurer shall be the principal financial and accounting officer of the Corporation. Subject to the provisions of any contract that may be entered into with any custodian pursuant to authority granted by the Board of Directors, the Treasurer shall have charge of all receipts and disbursements of the Corporation and shall have or provide for the custody of the Corporation's funds and securities; he shall have full authority to receive and give receipts for all money due and payable to the Corporation, and to endorse checks, draft and warrants, in its name and on its behalf and to give full discharge for the same; and he shall deposit all funds of the Corporation, except those that may be required for current use, in such banks or other places of deposit as the Board of Directors ma from time to time designate. The Treasurer shall render to the Board of Directors such financial information as the Board shall direct. In general, he shall perform all duties incident to the office of Treasurer and such other duties as may time to time be assigned to him by the Board of Directors or the President.

                           Any Assistant Treasurer may perform such duties of
                  the Treasurer as the Treasurer, the President or the Board of Directors may assign, and, in the absence of the Treasurer, the Assistant Treasurer may perform all of the duties of Treasurer.